ViroPharma Incorporated

730 Stockton Drive

Exton, PA 19341

Tel: (610) 458-7300

Fax: (610) 458-7380

November 24, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 0610

Attention: Jeffrey Riedler, Assistant Director

Re:	ViroPharma Incorporated

Form 10-K for the year ended December 31, 2009

Filed February 25, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 13, 2010

File No. 000-21699

Dear Mr. Riedler:

This letter is submitted on behalf of ViroPharma Incorporated (“ViroPharma” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings, as set forth in your letters dated September 15, 2010 and November 10, 2010 (the “Comment Letters”). The Company hereby requests an extension of ten (10) business days (through December 9, 2010) to respond to the Comment Letters.

If you have any questions regarding the foregoing, please do not hesitate to call me at (610) 321-6204.

Sincerely,

/s/ J. Peter Wolf

J. Peter Wolf Vice President and General Counsel

Cc:	Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

300 Campus Drive, Suite 100

Florham Park, New Jersey 07932